EARLY WARNING REPORT

1.	Name and address of Offeror

James R. Anderson 2801 South Ridgeview Way Sioux Falls, SD 57105

2.	Name of Issuer

Genco Resources Ltd.

3.	Designation, number (or principal amount) and percentage of securities acquired (ownership of or control over) by Offeror

The Offeror acquired ownership of or control over 836,396 common shares of the Issuer (representing 2% of the Issuer’s outstanding common shares).

4.	Designation, number (or principal amount) and percentage of securities in respect of which the Offeror has ownership of and control over immediately after the acquisition

Upon completion of the acquisition, the Offeror has ownership of or control over 7,309,188 common shares (representing 17.4% of the Issuer’s outstanding common shares) and an option to purchase 200,000 common shares exercisable at a price of $1.43 per share on or before August 28, 2013. If the option is exercised, the Offeror will have ownership of or control over 7,509,188 common shares of the Issuer (representing 17.8% of the Issuer’s then outstanding common shares).

5.	Designation, number (or principal amount) and percentage of securities over which the Offeror, together with any joint actors, has

(i)	ownership of and control over:

The Offeror and its joint actor have both ownership of and control over 7,309,188 common shares (representing 17.4% of the Issuer’s outstanding common shares) together with an option to purchase an additional 200,000 common shares. If the option is exercised, the Offeror and its joint actor will have ownership of and control over 7,509,188 common shares of the Issuer (representing 17.8% of the Issuer’s then outstanding common shares).

(ii)	ownership of but control over is held by other persons or companies other than the Offeror or any joint actors:

The Offeror and its joint actor do not have ownership of any common shares or securities convertible into or exercisable to purchase common shares over which control is exercised by persons or companies other than the Offeror or any joint actors.

(iii)	exclusive or shared control over but does not have ownership of:

The Offeror and its joint actor do not have exclusive or shared control over any common shares or securities convertible into or exercisable to purchase common shares owned by persons or companies other than the Offeror and its joint actor.

6.	Name of the market in which the acquisition took place

The shares were acquired in purchases made on the Toronto Stock Exchange.

7.	Purpose of the Offeror and any joint actors in making the acquisition including any intention to increase the beneficial ownership of or control over any of the Issuer’s securities

The Offeror and its joint actor acquired the securities for investment purposes. The Offeror and its joint actor intend to acquire further securities of the Issuer depending upon market circumstances.

8.

General nature and material terms of any agreement, other than lending agreements, with respect to securities of the Issuer entered into by the Offeror (or any joint actor) and the Issuer or any other entity in connection with the acquisition, including agreements with respect to the acquisition, holding disposition or voting of any of the securities

In connection with the acquisition of the securities, the Offeror entered into an option agreement with the Issuer.

9.	Names of all joint actors

Karen S. Anderson, the Offeror’s spouse.

10.	If the acquisition did not take place on a stock exchange or other published market the nature and value of consideration paid by the Offeror

Not applicable.

11.	Description of any change in any material fact set out in a previous report

Not applicable.

DATED this 28th day of October, 2008

(signed) James R. Anderson
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Signature of Offeror – JAMES R. ANDERSON